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                                                                   EXHIBIT 23.6

                    [LANDAUER ASSOCIATES, INC. LETTERHEAD]


December 11, 1997

Mr. Bruce L. Ackerman
Managing Director, Investment Banking
Merrill Lynch & Company
Corporate and Institutional Client Group
World Financial Center, North Tower
New York, NY 10281-1326

Re:   Retail, Offices & Garages at Copley Place, Boston, MA

Dear Mr. Ackerman:

Landauer Associates, Inc. ("Landauer") was retained by Metropolitan Life Insurance Company ("Metropolitan") to appraise the market value of the leasehold interest in the retail, office and garage portions of Copley Place, Boston, MA (the "Property") as of June 30, 1997. Landauer reported its findings in an appraisal report dated July 23, 1997, (the "Report"), addressed to Metropolitan. The purpose of the Report was to serve as an element in the refinancing of the property which was proposed by Metropolitan. Landauer understands that Metropolitan would like to have the report re-addressed to include Merrill Lynch & Company ("Merrill") as co-addressee, in connection with Merrill's proposed participation in the refinancing.

As agreed by Metropolitan in its letter to Landauer dated December 2, 1997, this letter hereby amends the original transmittal letter dated July 23, 1997 addressed to Metropolitan, and the Report, to include Merrill as co-addressee. As co-addressee, and other than as amended by the terms of this letter, Merrill acknowledges, accepts and agrees to be bound by the terms, assumptions and limiting conditions contained in the Report in their entirety. Subject to this and to the terms of the agreement between Landauer and Merrill, dated December 3, 1997, Landauer consents to the use of the Report by Merrill in accordance with Limiting Condition I of the Report. Notwithstanding the foregoing, Landauer reserves the right to review and approve any other references to Landauer, in accordance with Limiting Condition I of the Report.

As agreed, the re-addressing of the report to include Merrill does not oblige Landauer to make any other changes to the report or to provide any subsequent services, including responding to queries regarding any aspects of the report from Merrill or any third parties.

Sincerely,

LANDAUER ASSOCIATES, INC.

/s/ James C. Kafes, MAI, CRE
Executive Managing Director